SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 10, 2007
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

May 10, 2007

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

The Toronto Stock Exchange	Alberta Securities Commission

Saskatchewan Financial Services	The Manitoba Securities Commission
Commission, Securities Division
Ontario Securities Commission
Office of the Administrator of the Securities Act,
New Brunswick

British Columbia Securities Commission	Registrar of Securities, Prince Edward Island

Autorité des marchés financiers	The New York Stock Exchange
Dear Sirs:
RE: SHAW COMMUNICATIONS INC.
Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING:	July 10, 2007

RECORD DATE FOR NOTICE:	June 04, 2007

RECORD DATE FOR VOTING:	June 04, 2007

BENEFICIAL OWNERSHIP DETERMINATION DATE:	June 04, 2007

SECURITIES ENTITLED TO NOTICE:	Class A Common Class B Non-Voting
SECURITIES ENTITLED TO VOTE:	Class A Common Class B Non-Voting
Yours very truly,
CIBC MELLON TRUST COMPANY
Amanda Jones
Associate Relationship Manager
Ph. (403) 232-2427
Fx. (403) 264-2100

cc:	CDS & Co. (Via Fax)
cc:	Shaw Communications Inc.
Attention: Angela Haigh